EXHIBIT 99.2
                                                                   ------------









                           [GRAPHIC OMITTED -- LOGO]

                               OPTI Canada Inc.




                              FINANCIAL STATEMENTS



                              For the period ended
                                 March 31, 2008

                                                                             Q1
-------------------------------------------------------------------------------

BALANCE SHEETS
UNAUDITED


                                                       AS AT MARCH 31    AS AT DECEMBER 31
-------------------------------------------------------------------------------------------
(amounts in thousands of dollars)                               2008                2007*

ASSETS
  Current
Cash and cash equivalents                             $      141,986          $   310,504
Accounts and other receivables                                12,914               13,495
Interest reserve account                                     142,962              137,328
-------------------------------------------------------------------------------------------
                                                             297,862              461,327

  Property, plant and equipment                            3,681,260            3,373,844
  Commodity contracts                                          9,850                   64
  Future income tax asset                                          -                2,153
-------------------------------------------------------------------------------------------
                                                         $ 3,988,972          $ 3,837,388
===========================================================================================

LIABILITIES
  Current
Accounts payable and accrued liabilities              $      236,743           $  190,723

Long-term debt (note 4)                                    1,876,375            1,734,775
Future income tax liability                                   15,662                    -
Obligation under capital lease (note 9b)                      29,783               29,600
Other long-term liabilities (note 5)                          30,224               66,677
-------------------------------------------------------------------------------------------
                                                           2,188,787            2,021,775
-------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY (note 6)
Capital stock                                              1,822,471            1,837,253
Warrants                                                      15,686               15,686
Contributed surplus                                           13,214               11,897
Deficit                                                      (51,186)             (49,223)
-------------------------------------------------------------------------------------------
                                                           1,800,185            1,815,613
-------------------------------------------------------------------------------------------
                                                         $ 3,988,972           $3,837,388
===========================================================================================

See accompanying notes to the financial statements

*Derived from the audited December 31, 2007 financial statements


-------------------------------------------------------------------------------
                 OPTI CANADA INC. - 2 - 2008 Q1 INTERIM REPORT

                                                                             Q1
-------------------------------------------------------------------------------

STATEMENTS OF EARNINGS (LOSS), COMPREHENSIVE EARNINGS (LOSS) AND DEFICIT
THREE MONTH PERIODS ENDING MARCH 31
UNAUDITED

---------------------------------------------------------------------------------------
                                                                   2008          2007
---------------------------------------------------------------------------------------
(amounts in thousands of dollars, except per share amounts)

INTEREST INCOME                                                $  2,062      $  5,146

EXPENSES
General and administrative                                        4,142         3,118
Unrealized (gain) loss on commodity contracts                      (854)          852
Amortization and accretion                                          901           366
---------------------------------------------------------------------------------------
                                                                  4,189         4,336
---------------------------------------------------------------------------------------

EARNINGS (LOSS) BEFORE TAXES                                     (2,127)          810

INCOME TAXES
Future tax expense (recovery)                                      (164)          327
---------------------------------------------------------------------------------------
                                                                   (164)          327
---------------------------------------------------------------------------------------

NET EARNINGS (LOSS) AND COMPREHENSIVE EARNINGS (LOSS)            (1,963)          483

DEFICIT - BEGINNING OF PERIOD                                   (49,223)      (12,453)
Adoption of new accounting policy                                     -       (27,284)
---------------------------------------------------------------------------------------
DEFICIT - BEGINNING OF PERIOD AS RESTATED                       (49,223)      (39,737)
---------------------------------------------------------------------------------------

DEFICIT - END OF PERIOD                                        $(51,186)     $(39,254)
=======================================================================================

Earnings (loss) per share, basic and diluted                   $  (0.01)     $      -
=======================================================================================

See accompanying notes to the financial statements



-------------------------------------------------------------------------------
                 OPTI CANADA INC. - 3 - 2008 Q1 INTERIM REPORT

                                                                             Q1
-------------------------------------------------------------------------------

STATEMENT OF CASH FLOWS
THREE MONTH PERIODS ENDING MARCH 31
UNAUDITED


-------------------------------------------------------------------------------------------------
                                                                        2008               2007
-------------------------------------------------------------------------------------------------
(amounts in thousands of dollars)
CASH PROVIDED BY (USED IN)

OPERATING ACTIVITIES
Net earnings (loss) and comprehensive earnings (loss)           $     (1,963)         $     483
Items not affecting cash
   Amortization and accretion expense                                    901                366
   Stock-based compensation expense                                      494                319
   Unrealized (gain) loss on commodity contracts                        (854)               852
   Future tax expense (recovery)                                        (164)               327
-------------------------------------------------------------------------------------------------
                                                                      (1,586)             2,347
 Asset retirement costs incurred                                          (3)                (4)
 Net change in non-cash working capital                               (1,485)               722
-------------------------------------------------------------------------------------------------
                                                                      (3,074)             3,065
FINANCING ACTIVITIES
Increase in long-term debt                                            80,000                  -
Proceeds from share issuances                                            212              1,624
Decrease in principal portion of capital lease obligation               (17)                  -
Net change in non-cash working capital                                 (760)             (5,390)
-------------------------------------------------------------------------------------------------
                                                                      79,435             (3,766)
INVESTING ACTIVITIES
Property, plant and equipment additions                             (291,272)          (301,887)
     Decrease in short-term investments                                    -             37,097
     Decrease (increase) in interest reserve account                    (755)             8,262
     Net change in non-cash working capital                           46,293             51,356
-------------------------------------------------------------------------------------------------
                                                                    (245,734)          (208,189)
Foreign exchange gain on cash and cash
equivalents held in foreign currency                                     855                308
-------------------------------------------------------------------------------------------------

Decrease in cash                                                    (168,518)          (208,582)

Cash and cash equivalents - beginning of period                      310,504            536,666
-------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS - END OF PERIOD                       $    141,986          $ 328,084
=================================================================================================

See accompanying notes to the financial statements


-------------------------------------------------------------------------------
                 OPTI CANADA INC. - 4 - 2008 Q1 INTERIM REPORT

                                                                             Q1
-------------------------------------------------------------------------------


1.    SUMMARY OF OPERATIONS

OPTI Canada Inc. (OPTI) is a public Canadian company with its shares listed for trading on the Toronto Stock Exchange (Symbol: OPC). OPTI's primary activity is the Long Lake Project (the Project), in which OPTI has a 50 percent working interest.


On January 1, 2008, OPTI Long Lake LP (Partnership) was dissolved by a distribution of assets to each of the partners, OPTI and OPTI GP Inc. On January 1, 2008, OPTI GP Inc. was amalgamated with OPTI Canada Inc.

2.    ACCOUNTING POLICIES

The interim financial statements of OPTI Canada Inc. are presented in accordance with Canadian generally accepted accounting principles (GAAP). These interim financial statements have been prepared using the same accounting policies and methods of computation as the financial statements for the year ended December 31, 2007. These interim financial statements do not contain all the disclosures required for annual financial statements. Accordingly, they should be read in conjunction with the annual financial statements and the notes thereto for the year ended December 31, 2007.

3.    NEW ACCOUNTING POLICIES

      a)    CAPITAL DISCLOSURES
            On January 1, 2008, OPTI adopted the Canadian Institute of Chartered Accountants (CICA) handbook section 1535 "Capital disclosures". Section 1535 requires the disclosure of OPTI's objectives, policies and processes for managing capital. This includes qualitative information regarding OPTI's objectives, policies and processes for managing capital and quantitative data about what OPTI manages as capital. These disclosures are based on information used internally by OPTI's management. See note 7.

      b)    FINANCIAL INSTRUMENTS
            On January 1, 2008, OPTI adopted the CICA handbook section 3862 "Financial Instruments - Disclosures", and section 3863 "Financial Instruments - Presentation". Sections 3862 and 3863 replace section 3861 "Financial Instruments - Disclosure and Presentation" which revises financial instruments disclosure requirements and leaves unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how OPTI manages those risks. See discussion in OPTI's 2008 interim Management's Discussion and Analysis under the heading "Financial Instruments".

      c)    FUTURE ACCOUNTING CHANGES
            The CICA issued a new accounting standard section 3064 "Goodwill and intangible assets" which is effective for OPTI in the first quarter of 2009. This standard replaces section 3062 "Goodwill and other intangible assets" and section 3450 "Research and development costs". This section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets are equivalent to the corresponding provisions of International Financial Reporting Standard IAS 38, "Intangible Assets". Emerging Issues Committee
            (EIC) abstract 27 "Revenues and expenditures during the pre-operating period" is no longer applicable for OPTI once section 3064 is adopted. Accounting Guideline (AcG) 11 "Enterprises in the development stage" is amended to delete references to deferred costs and to provide guidance on development costs as intangible assets under section 3064.

      OPTI is currently evaluating the effects that these changes may have on OPTI's financial statements in accordance with Canadian GAAP.



                         NOTES TO FINANCIAL STATEMENTS
                 OPTI CANADA INC. - 5 - 2008 Q1 INTERIM REPORT

          -----------------------------------------------------------
          TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED
          -----------------------------------------------------------

4.    LONG-TERM DEBT

      OPTI's long-term debt consists of the following:

      --------------------------------------------------------------------------------
                                                 MARCH 31, 2008    December 31, 2007
      --------------------------------------------------------------------------------
      Senior secured notes (a)                     $  1,796,375           $1,734,775
      Revolving credit facility (b)                      80,000                    -
      --------------------------------------------------------------------------------
                                                   $  1,876,375           $1,734,775
      ================================================================================

      a)    SENIOR SECURED NOTES
            OPTI has US$1,000 million senior secured notes which bear interest at 8.25 percent and mature on December 15, 2014. These notes are collateralized by a second priority security interest on all OPTI's existing and future property. OPTI may redeem up to 35 percent of these notes prior to December 15, 2009 with net proceeds from certain equity offerings. At any time prior to December 31, 2010, OPTI may redeem these notes at the principal amount, plus the applicable premium and accrued interest and at any time after December 31, 2010, at redemption prices between 104.13 percent and 100 percent of the principal amount.

            OPTI also has US$750 million senior secured notes. These notes bear interest at 7.875 percent and mature December 15, 2014. The terms and conditions associated with these notes are substantially the same as the notes described above.

      b)    REVOLVING CREDIT FACILITY
            OPTI has a $500 million revolving credit facility due December 15, 2011. Borrowings under this facility can take the form of prime rate based loans, bankers' acceptances, LIBOR loans or letters of credit. Amounts currently drawn under this facility bear interest at 5.78 percent. Future borrowings will bear interest at the prime rate, bankers' acceptance rate or at LIBOR plus a spread above the reference rate between 1.0 percent and 2.5 percent per annum. This facility is collateralized by a first priority security interest on all present and after acquired property of OPTI. The revolving credit facility includes certain conditions precedent to all borrowings which include a sufficient funding test related to the Project. Subsequent to March 31, 2008, OPTI borrowed an additional $85 million under this facility.

5.    OTHER LONG-TERM LIABILITIES

      OPTI's other long-term liabilities consists of the following:

      -------------------------------------------------------------------------------------
                                                     MARCH 31, 2008      December 31, 2007
      -------------------------------------------------------------------------------------
      Cross currency interest rate swaps (a)               $ 16,164               $ 59,607
      Asset retirement obligation                             7,330                  7,070
      Commodity contract liability (b)                        6,730                      -
      -------------------------------------------------------------------------------------
                                                           $ 30,224               $ 66,677
      =====================================================================================

      a)    CROSS CURRENCY INTEREST RATE SWAPS
            In relation to OPTI's U.S. dollar senior secured notes, OPTI has cross currency interest rate swaps to fix a portion of the U.S. dollar interest and principal repayment amounts in Canadian dollars. At the maturity date of the notes in December 2014, the swaps provide for a fixed payment of CDN$928 million in exchange for receipt of US$875 million. The swaps also provide for semi-annual Canadian interest payments until December 2014 at a fixed rate of 8.15 percent based on notional CDN$928 million of debt. As a result of the period end fair value revaluation, an unrealized gain of approximately $43 million has been capitalized to property, plant and equipment during the quarter. This gain was offset by a capitalized foreign exchange loss on the revaluation of the long-term debt of $56 million.



                         NOTES TO FINANCIAL STATEMENTS
                 OPTI CANADA INC. - 6 - 2008 Q1 INTERIM REPORT

          -----------------------------------------------------------
          TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED
          -----------------------------------------------------------

      b)    COMMODITY CONTRACT LIABILITY
            During the quarter, OPTI purchased put options that provide a price floor for a portion of its anticipated 2009 production. OPTI purchased deferred premium put options that provide a US$80.00 per barrel strike price for 6,000 bbl/d of 2009 oil production. The cost of the put option is paid as the contracts expire and has been recorded as a long-term liability with the current portion of $2 million included in accounts payable and accrued liabilities. The liability will be accreted to the settlement value over the life of the options.

6.    SHAREHOLDERS' EQUITY

      a)    AUTHORIZED CAPITAL STOCK
            Unlimited number of common shares and preferred shares without nominal or par value.

      b)    ISSUED AND OUTSTANDING CAPITAL STOCK

      ------------------------------------------------------------------------------------------------
      COMMON SHARES                                                NUMBER OF SHARES           AMOUNT
                                                                         (thousands)
      ------------------------------------------------------------------------------------------------
      Balance December 31, 2007                                             195,356     $  1,853,917
      Common share options exercised                                             27              223
      Tax effect on flow-through shares                                                      (15,005)
      ------------------------------------------------------------------------------------------------
      BALANCE MARCH 31, 2008                                                195,383     $  1,839,135
      ================================================================================================

      Call obligations - December 31, 2007 and March 31, 2008                                (16,664)

      ------------------------------------------------------------------------------------------------
      TOTAL CAPITAL STOCK -  MARCH 31, 2008                                             $  1,822,471
      ================================================================================================

      c)    OUTSTANDING STOCK OPTIONS
            OPTI may grant stock options to executives, certain employees, consultants, and directors as determined by the Board of Directors. The exercise price of each option is determined by the Board based on the current market price of OPTI's common shares at the date of the grant. Vesting rights are determined at the discretion of the Board. Under OPTI's plans, options vest at the time of grant or over a five-year period. Options currently outstanding expire at dates up to 2018.

      -------------------------------------------------------------------------------------------------
      OPTIONS OUTSTANDING                                              OPTIONS          EXERCISE PRICE
                                                                   (thousands)               PER SHARE
      -------------------------------------------------------------------------------------------------
      Balance December 31, 2007                                         7,208                 $  13.03
      Granted                                                             533                    16.44
      Forfeited                                                           (35)                   19.38
      Exercised                                                           (27)                    7.42
      -------------------------------------------------------------------------------------------------
      BALANCE MARCH 31, 2008                                            7,679                 $  13.24
      =================================================================================================

      d)    OUTSTANDING WARRANTS
            OPTI has common share warrants outstanding that entitle the holders to purchase a total of 6,208,000 common shares at a price of $14.75 each. The warrants expire in November 2008. Should all holders of these warrants choose to fully exercise their option, it would result in gross proceeds to OPTI of approximately $92 million.



                         NOTES TO FINANCIAL STATEMENTS
                 OPTI CANADA INC. - 7 - 2008 Q1 INTERIM REPORT

          -----------------------------------------------------------
          TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED
          -----------------------------------------------------------

      e)   CONTRIBUTED SURPLUS
           The following outlines changes in contributed surplus for the period:

        -----------------------------------------------------------------------

        -----------------------------------------------------------------------
         Balance December 31, 2007                                    $ 11,897
             Capitalized stock-based compensation                          834
             Expensed stock-based compensation                             494
         Stock options exercised                                           (11)
        -----------------------------------------------------------------------
         BALANCE MARCH 31, 2008                                       $ 13,214
        =======================================================================

7.    CAPITAL MANAGEMENT

      OPTI's debt facilities set certain limitations on its capital structure primarily through financial covenants including a debt-to-capitalization ratio. Measurement of the ratios for this purpose is defined in the relevant credit agreement and uses non-GAAP financial measures. OPTI is presently in compliance with these financial covenants.

      OPTI sets internal targets for its financial ratios that are more stringent than the requirements in the debt agreements. These internal targets support evaluation of the timing and amount of new debt and equity that balance creation of value for stakeholders with the management of risks associated with debt. Capital funding plans and targets are set annually based on expected growth programs and forecasted financial results for the business.

      OPTI's capital consists of long-term debt, warrants and capital stock. As we do not have commercial operations, virtually all of our capital to date has resulted from the issuance of debt and equity. To date, OPTI has been funded with both long-term debt and equity in approximately equal amounts. A description of long-term debt and related changes in the period are detailed in note 4. Equity capital for OPTI is identified in note 6.

      OPTI is a public company and has established access in past transactions to both public and private debt and equity markets. OPTI anticipates continuing to access both the debt and equity markets to fund future growth of the business.

8.    FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

      a)   FAIR VALUES
           OPTI's  financial  instruments  include cash  equivalents,  interest reserve account, accounts receivable and accounts payable and accrued liabilities of which the carrying values approximate their fair-values due to their short-term nature. The commodity contracts, cross currency interest rate swaps and foreign exchange contracts are considered to be held-for-trading and are recorded at fair-value. OPTI's senior secured notes and the revolving credit facility are considered other financial liabilities and are recorded at amortized cost. At March 31, 2008, the estimated fair value of the notes is US$1,724 million (CDN$1,770 million) and the carrying value of the revolving credit facility estimates its fair value due to its short-term nature.

      b)   RISK MANAGEMENT
           OPTI provides a risk management discussion as required by CICA handbook section 3862 "Financial Instruments - Disclosures" on its exposure to and management of credit risk, liquidity risk and market risk in the 2008 interim Management's Discussion and Analysis under the heading "Financial Instruments".


                         NOTES TO FINANCIAL STATEMENTS
                 OPTI CANADA INC. - 8 - 2008 Q1 INTERIM REPORT

          -----------------------------------------------------------
          TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED
          -----------------------------------------------------------

      c)   FOREIGN EXCHANGE FORWARD CONTRACT
           During the quarter, OPTI entered into a foreign exchange forward contract to manage foreign currency fluctuations in connection with the senior secured notes. At March 31, 2008, OPTI had outstanding a forward contract to purchase CDN$205.7 million for US$200 million that initially settles on April 30, 2008. Prior to the commencement of commercial operations, any gains or losses in relation to this contract are capitalized to property, plant and equipment. There was no gain or loss on this contract at March 31, 2008.

      d)   COMMODITY CONTRACTS
           During the quarter, OPTI purchased put options that provide a price floor for a portion of its anticipated 2009 production. See note 5(b).

9.    COMMITMENTS

      a)   PROJECT COMMITMENTS
           OPTI has incurred $2,875 million (net to OPTI) in cumulative expenditures to March 31, 2008 in relation to the Project. OPTI's share of the remaining costs is $175 million representing costs related to Upgrader commissioning and start-up, the steam expansion project and its ash processing unit. OPTI has commitments in relation to these and other projects of $81 million at March 31, 2008. Commitment amounts are measured within contracts and purchase orders through letters of intent, scheduled work releases and forecast expenditures for labour and equipment utilization. These commitments will be realized in incurred expenditures over time as certain milestones are met, work is completed, or both.

      b)   CAPITAL LEASE OBLIGATIONS
           OPTI has an agreement with Enbridge Pipelines (Athabasca) Inc. that provides for the storage, measurement and transportation of crude oil and other liquids between the Athabasca main line and the Long Lake site. This agreement is considered to be a capital lease for accounting purposes. Capital lease payments on this agreement for the next five years are as follows:

         -----------------------------------------------------------------------
          2008                                                        $  2,209
          2009                                                           4,582
          2010                                                           4,582
          2011                                                           4,582
          2012                                                           4,255
          Thereafter                                                    82,504
         -----------------------------------------------------------------------
          Total including interest                                     102,714
          Less imputed interest                                        (72,931)
         -----------------------------------------------------------------------
          Principal obligation                                        $ 29,783
         =======================================================================

10.   COMPARATIVE FIGURES

      Certain of the comparative figures have been reclassified to conform to the presentation adopted in the current period.



                         NOTES TO FINANCIAL STATEMENTS
                 OPTI CANADA INC. - 9 - 2008 Q1 INTERIM REPORT

          -----------------------------------------------------------
          TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED
          -----------------------------------------------------------

11.   SUPPLEMENTAL INFORMATION TO STATEMENT OF CASH FLOW

      ---------------------------------------------------------------------------------------------
                                                                       Three months ended March 31
      ---------------------------------------------------------------------------------------------
                                                                     2008                    2007
      ---------------------------------------------------------------------------------------------
       Cash interest received                                    $  5,129             $      8,309
       Cash interest paid                                           1,305                    9,909
       Non-cash changes to property, plant and equipment           16,144                 (17,742)
       Non-cash changes to capital stock                          (14,994)                (11,200)
      =============================================================================================


      ---------------------------------------------------------------------------------------------
                                                                       Three months ended March 31
      ---------------------------------------------------------------------------------------------
                                                                     2008                     2007
      ---------------------------------------------------------------------------------------------
       Change in non-cash working capital
          Accounts and other receivables                         $     83                 $ (1,204)
          Accounts payable and accrued liabilities                 43,965                   47,892
      ---------------------------------------------------------------------------------------------
       Net change in non-cash working capital                    $ 44,048                 $ 46,688
      =============================================================================================

       Operating activities                                      $ (1,485)                $    722
       Financing activities                                          (760)                  (5,390)
       Investing activities                                        46,293                   51,356
      ---------------------------------------------------------------------------------------------
       Net change in non-cash working capital                    $ 44,048                 $ 46,688
      =============================================================================================



                         NOTES TO FINANCIAL STATEMENTS
                 OPTI CANADA INC. - 10 - 2008 Q1 INTERIM REPORT

          -----------------------------------------------------------
          TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED
          -----------------------------------------------------------